UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No.  1)*

FACET BIOTECH CORPORATION
(Name of Issuer)

          Common Stock, $0.01 par value per share
(Title of Class of Securities)

             30303Q103
(CUSIP Number)

Mark D. Lerner
Chesapeake Partners Management Co., Inc.
2800 Quarry Lake Drive, Suite 300
Baltimore, MD 21209
410-602 0195
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

           March 9, 2010
(Date of Event which Requires Filing of this Statement)

If the filing Person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this statement because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

Page 2 of 7 Pages

1	NAME OF REPORTING PERSON
I.R.S IDENTIFICATION NO. OF ABOVE PERSON (entities only).

CHESAPEAKE PARTNERS MANAGEMENT CO., INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

MARYLAND, US
		7	SOLE VOTING POWER

None
		8	SHARED VOTING POWER
Number Of
	Shares		1,162,711
	Beneficially Owned	9	SOLE DISPOSITIVE POWER
By Each Reporting
	Persons		None
	With	10	SHARED DISPOSITIVE POWER

1,162,711
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,162,711
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.6% based on 25,093,117 shares outstanding as of February 15, 2010.
14	TYPE OF REPORTING PERSON

CO, IA

Page 3 of 7 Pages

1	NAME OF REPORTING PERSON
I.R.S IDENTIFICATION NO. OF ABOVE PERSON (entities only).

MARK D. LERNER
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America
		7	SOLE VOTING POWER

None
		8	SHARED VOTING POWER
NUMBER OF
	SHARES		1,162,711
	BENEFICIALLY OWNED	9	SOLE DISPOSITIVE POWER
BY EACH REPORTING
	PERSON		None
	WITH	10	SHARED DISPOSITIVE POWER

1,162,711
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,162,711
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.6% based on 25,093,117 shares outstanding as of February 15, 2010.
14	TYPE OF REPORTING PERSON
7
IN, HC

Page 4 of 7 Pages

1	NAME OF REPORTING PERSON
I.R.S IDENTIFICATION NO. OF ABOVE PERSON (entities only).

TRACI J. LERNER
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America
		7	SOLE VOTING POWER

None
		8	SHARED VOTING POWER
NUMBER OF
	SHARES		1,162,711
	BENEFICIALLY OWNED	9	SOLE DISPOSITIVE POWER
BY EACH REPORTING
	PERSON		None
	WITH	10	SHARED DISPOSITIVE POWER

1,162,711
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,162,711
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.6% based on 25,093,117 shares outstanding as of February 15, 2010.
14	TYPE OF REPORTING PERSON

IN, HC

Page 5 of 7 Pages

This Amendment No. 1 relates to the Statement of Beneficial Ownership on Schedule 13D filed by Chesapeake Partners Management Co., Inc. (“CPMC”), Mark D. Lerner (“Mr. Lerner”) and Traci J. Lerner (“Ms. Lerner” and collectively with CPMC and Mr. Lerner, the “Reporting Persons”) with the Securities and Exchange Commission (the “Commission”) on December 11, 2009 (the “Initial Schedule 13D”).  Except as set forth below, all Items of the Initial Schedule 13D remain unchanged.  All capitalized terms not otherwise defined herein shall have the meanings ascribed to such terms in the Initial Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Statement is hereby amended to reflect the following information for updating as of March 9, 2010.

Since January 9, 2010 (60 days prior to the date of the event requiring the filing of this statement), no Shares have been acquired by the Reporting Persons for the account of CPLP and CPMF.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Statement is hereby amended to reflect the following information for updating as of March 9, 2010.

(a) and (b) According to information filed by the Company with the U.S. Securities and Exchange Commission, as of February 15, 2010, the number of Shares outstanding was 25,093,117  based on the Company’s Report on Form 10-K, filed on February 24, 2010.  Each of the Reporting Persons may be deemed to beneficially own the aggregate number of Shares set forth in the table below:

Reporting Persons	Number of Shares	Percentage of Class Outstanding

CPMC	1,162,711	4.6%
Mr. Lerner	1,162,711	4.6%
Ms. Lerner	1,162,711	4.6%

This amount consists of (A) 592,811 Shares held for the account of CPLP, and (B) 569,900 Shares held for the account of CPMF.  The Reporting Persons have shared power to vote, direct the vote, dispose of or direct the disposition of the Shares that they beneficially own.

(c) Except for the transactions listed on Annex A hereto, all of which were effected in the over-the-counter market in routine brokerage transactions, there have been no reportable transactions with respect to the Shares since January 9, 2010 (60 days prior to the date of the event requiring the filing of this statement) by any of the Reporting Persons.

(d) No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

(e) The Reporting Persons ceased to be the beneficial owners of more than five percent of the class of securities on March 9, 2010.

The filing of this Schedule 13D shall not be construed as an admission that the Reporting Persons are, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this Schedule 13D.

Page 6 of  7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 10, 2010	CHESAPEAKE PARTNERS MANAGEMENT CO., INC.

By: /s/ Mark D. Lerner
Name: Mark D. Lerner
Title: Vice President

Date: March 10, 2010	MARK D. LERNER

/s/ Mark D. Lerner

Date: March 10, 2010	TRACI J. LERNER

/s/ Traci J. Lerner

Page 7 of 7 Pages

ANNEX A

RECENT TRANSACTIONS IN THE SECURITIES OF
FACET BIOTECH CORPORATION

A.  Transactions for the account of Chesapeake Partners Limited Partnership in the past 60 days:

Date of Transaction	Nature of Transaction	Number of Shares	Approximate Price per Share
3/9/2010	SALE	25,500	$27.05
3/9/2010	SALE	51,000	$27.07
3/9/2010	SALE	30,600	$27.08

B.  Transactions for the account of Chesapeake Partners Master Fund Ltd. in the past 60 days:

Date of Transaction	Nature of Transaction	Number of Shares	Approximate Price per Share
3/9/2010	SALE	24,500	$27.05
3/9/2010	SALE	49,000	$27.07
3/9/2010	SALE	29,400	$27.08